EXHIBIT 99.1

Golar announces pricing of USD 300 million unsecured bond issue.

Golar LNG Limited (the “Company”) has today successfully placed USD 300 million in senior unsecured bonds in the Nordic bond market. The bonds will mature in October 2025 and bear interest at 7.00% per annum. Net proceeds from the bond issue will be applied towards the refinancing of the Company’s outstanding convertible bonds maturing in February 2022 and general corporate purposes. An application will be made for the bonds to be listed on the Oslo Stock Exchange.

DNB Markets and Pareto Securities AS acted as Global Coordinators and Danske Bank and Nordea Bank Abp as Joint Lead Managers in the bond issue.

About Golar

Golar LNG is one of the world's most innovative and experienced independent owners and operators of marine LNG infrastructure. The company developed the world's first Floating LNG liquefaction terminal (FLNG) and Floating Storage and Regasification Unit (FSRU) projects based on the conversion of existing LNG carriers. Front End Engineering and Design (FEED) studies have also now been completed for a larger newbuild FLNG solution.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflects management’s current expectations, estimates and projections about its operations. All statements, other than statements of historical facts, that address activities and events that will, should, could or may occur in the future are forward-looking statements. Words such as “may,” “could,” “should,” “would,” “expect,” “plan,” “anticipate,” “intend,” “forecast,” “believe,” “estimate,” “predict,” “propose,” “potential,” “continue,” or the negative of these terms and similar expressions are intended to identify such forward-looking statements.

These statements are not guarantees of future performance and are subject to certain risks, uncertainties and other factors, some of which are beyond our control and are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in such forward-looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Golar LNG Limited undertakes no obligation to update publicly any forward-looking statements whether as a result of new information, future events or otherwise, unless required by applicable law.

Hamilton, Bermuda

October 6, 2021

Enquiries:

Golar Management Limited: + 44 207 063 7900

Karl Fredrik Staubo - CEO

Eduardo Maranhão - CFO

Stuart Buchanan - Head of Investor Relations

This information is subject to the disclosure requirements pursuant to Section 5-12 the Norwegian Securities Trading Act